SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                  DryShips Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    Y2109Q101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 George Economou
                               80 Kifissias Avenue
                                Amaroussion 15125
                                 Athens, Greece
                               011 30-210-8090570
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2008
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. Y2109Q101
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     George Economou

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC, BK, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     13,163,089*

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     13,163,089*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     13,163,089*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     31.0%

12.  TYPE OF REPORTING PERSON

     IN

--------------
* Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,000,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 963,667 of these shares through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

CUSIP No.   Y2109Q101

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elios Investments Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,944,910

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,944,910

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     10,944,910

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.8%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fabiana Services S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.4%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sphinx Investment Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     963,667

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     963,667

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     963,667

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.3%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Goodwill Shipping Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     254,512

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     254,512

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     254,512

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.006%

12.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101

The purpose of this Amendment No. 1 to Schedule 13D is to report the Issuer's issuance on April 10, 2008 of 1,000,000 shares of common stock of DryShips Inc., par value $0.01 per share (the "Shares"), to Fabiana Services S.A., a Marshall Islands corporation, of which Mr. George Economou is the controlling person, pursuant to the Issuer's 2008 Equity Incentive Plan.
-----------------------------------------------------------------------------

Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON DECEMBER 8, 2006.

-----------------------------------------------------------------------------

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by George Economou and Elios Investments Inc., Fabiana Services S.A., Sphinx Investment Corp. and Goodwill Shipping Company Limited, each of which is a company controlled by George Economou (the "Reporting Persons"). The registered address for Elios Investments Inc., Fabiana Services S.A. and Sphinx Investment Corp. is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960. The registered address for Goodwill Shipping Company Limited is [5/2 Merchants Street, Valletta, Malta]. George Economou's business address is 80 Kifissias Avenue, Amaroussion 15125, Athens, Greece. George Economou is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, George Economou may be deemed to beneficially own 13,163,089 Shares. As of the date hereof, Elios Investments Inc. owns 10,944,910 Shares. The source of funds used by Elios Investments Inc. to purchase the securities reported herein is the working capital of Elios Investments Inc. As of the date hereof, Fabiana Services S.A., of which George Economou is the controlling person, owns 1,000,000 Shares. The Shares issued to Fabiana Services S.A. were issued pursuant to the Issuer's 2008 Equity Incentive Plan. As of the date hereof, Sphinx Investment Corp., of which George Economou is the controlling person, owns 963,667 Shares. The source of funds used by Sphinx Investment Corp. to purchase the securities reported herein is a margin account with Goldman Sachs International. As of the date hereof, Goodwill Shipping Company Limited, of which George Economou is the controlling person, owns 254,512 Shares. The Shares issued to Goodwill Shipping Company Limited, of which George Economou is the controlling person, were issued in exchange for the extinguishment of debt related to the Issuer's acquisition of the MV Hille Oldendorff.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     Each of Elios Investments Inc., Fabiana Services S.A., Sphinx Investment Corp. and Goodwill Shipping Company Limited hold their respective Shares for investment purposes. The Shares that George Economou may be deemed to beneficially own are held for investment purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, George Economou controls the management and policies of the Issuer. In the future, George Economou may be involved in and may plan for his involvement in any or all of the following:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any material change in the present capitalization or dividend policy of the Issuer;

     (5) any other material change in the Issuer's business or corporate structure;

     (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (9)  any action similar to those enumerated above.

     Any future decision of George Economou to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     George Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 13,163,089 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 13,163,089 Shares.

     George Economou and Entrepreneurial Spirit Foundation previously filed a
Schedule 13G with respect to the Issuer's common stock on April 10, 2006. Prior to the transfer of all of its Shares to Elios Investments Inc. on February 14, 2006, Entrepreneurial Spirit Foundation owned 10,780,000 Shares. George Economou and Elios Investments Inc. filed a Schedule 13D on December 8, 2006 as a result of acquiring beneficial ownership of more than 2% of the Issuer's securities within a 12-month period. As of the date hereof, George Economou may be deemed to be the beneficial owner of 13,163,089 Shares, or 31.0% of the Shares, based upon 42,440,097 shares outstanding as of April 16, 2008.

     As of the date hereof, Elios Investments Inc. owns 10,944,910 Shares, or 25.8% of the Shares, based upon 42,440,097 Shares outstanding as of April 16, 2008. Elios Investments Inc. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,944,910 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,944,910 Shares.

     As of the date hereof, Fabiana Services S.A. owns 1,000,000 Shares, or 2.4% of the Shares, based upon 42,440,097 shares outstanding as of April 16, 2008. Fabiana Services S.A. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,000,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,000,000 Shares.

     As of the date hereof, Sphinx Investment Corp. owns 963,667 Shares, or 2.3%, based upon 42,440,097 shares outstanding as of April 16, 2008. Sphinx Investment Corp. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 963,667 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 963,667 Shares.

     As of the date hereof, Goodwill Shipping Company Limited owns 254,512 Shares, or 0.006%, based upon 42,440,097 shares outstanding as of April 16, 2008. Goodwill Shipping Company Limited has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 254,512 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 254,512 Shares.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B. The Issuer issued 1,000,000 Shares to Fabiana Services S.A., of which George Economou is the controlling person, pursuant to the Issuer's 2008 Equity Incentive Plan.

-------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Goodwill Shipping Company Limited nor Fabiana Services S.A., of which George Economou is the controlling person, has any contract, arrangement, understanding or relationship with any person with respect to their respective Shares.

Each of Elios Investments Inc. and Sphinx Investment Corp., each of which George Economou is the controlling person, has a margin agreement with Goldman Sachs International. A portion of the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balance in the account.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    April 18, 2008
                                        ----------------------------------------
                                                       (Date)


                                          ELIOS INVESTMENTS INC.*

                                          BY: /s/ Dr. Renato Cefai
                                              -------------------------------
                                          Name: Dr. Renato Cefai
                                          Title: Sole Director

                                          /s/ George Economou
                                          -----------------------------------
                                          George Economou*


                                          FABIANA SERVICES S.A.*

                                          BY: /s/ Andri Papadopoulou
                                              -------------------------------
                                          Name:  Andri Papadopoulou
                                          Title: Sole Director

                                          GOODWILL SHIPPING COMPANY LIMITED*

                                          BY: MARE SERVICES LTD.


                                          BY: /s/ Joseph Cefai
                                              -------------------------------
                                          Name:  Joseph Cefai
                                          Title: Director


                                          SPHINX INVESTMENT CORP.*

                                          BY: MARE SERVICES LTD.


                                          BY: /s/ Joseph Cefai
                                            -------------------------------
                                          Name:  Joseph Cefai
                                          Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated April 18, 2008 relating to the common stock of DryShips Inc. shall be filed on behalf of the undersigned.


ELIOS INVESTMENTS INC.

BY: /s/ Dr. Renato Cefai
-   -------------------------------
Name: Dr. Renato Cefai
Title: Sole Director

/s/ George Economou
------------------------
George Economou

FABIANA SERVICES S.A.*


BY: /s/ Andri Papadopoulou
    ------------------------------
Name:  Andri Papadopoulou
Title: Sole Director

GOODWILL SHIPPING COMPANY LIMITED*

BY: MARE SERVICES LTD.


BY: /s/ Joseph Cefai
    ------------------------------
Name:  Joseph Cefai
Title: Director

SPHINX INVESTMENT CORP.*

BY: MARE SERVICES LTD.

BY: /s/ Joseph Cefai
    -----------------------------
Name:  Joseph Cefai
Title: Director


April 18, 2008

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------

                                  Number of Shares
  Date of Transaction             Purchase/(SOLD)            Price of Shares

Fabiana Services S.A.*

    4/10/2008                      1,000,000                       0

* George Economou is the controlling person of Fabiana Services S.A. and therefore may be deemed to be the beneficial owner of these Shares. The Issuer issued these shares pursuant to the Issuer's 2008 Equity Incentive Plan.





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